EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended February 28, 2017, the American Trust Allegiance Fund decreased accumulated net investment loss by $16,356, increased accumulated net realized loss by $8,402, and decreased paid-in capital by $7,954.

For the period ended February 28, 2017, the Orinda Income Opportunities Fund increased accumulated net realized loss by $257,966, increased undistributed net investment gain by $62,487, and increased paid-in capital by $195,479.

For the year ended February 28, 2017, the Pzena Mid Cap Value Fund increased undistributed net investment loss by $7 and increased accumulated net realized gain by $7.

For the year ended February 28, 2017, the Pzena Emerging Markets Value Fund increased undistributed net investment loss by $8,374 and increased accumulated net realized gain by $8,374.

For the year ended February 28, 2017, the Pzena Long/Short Value Fund decreased undistributed net investment loss by $5,534, decreased accumulated net realized loss by $864, and decreased paid-in-capital by $4,670.

For the year ended February 28, 2017, the Pzena Small Cap Value Fund decreased undistributed net investment loss by $14,530 and decreased accumulated net realized gain by $14,530.

For the year ended February 28, 2017, the Wasmer Schroeder High Yield Municipal Fund increased undistributed net investment income by $1,310 and decreased accumulated net realized gain by $1,310.

The reclassifications have no effect on net assets or net asset value per share.